February 4, 2010

Jeffrey M. Pierick
Counsel
Principal Financial Group
711 High Street
Des Moines, Iowa 503092-0300

      Re: Principal Life Ins. Co. Separate Account B: Principal Investment Plus VA Contract
                N-4 Post-effective Amendment #15 (SEC Nos. 333-116220 & 811-02091)

Dear Mr. Pierick:

The Staff has reviewed the above-referenced post-effective amendment, which the Commission received on December 31, 2009, as well as the related EDGAR correspondence filed on January 20, 2010. Unless otherwise stated, page numbers in this letter refer to the pagination in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-4. Based on our review of this filing, we have the following comments.

1. Cover Page: Required Disclosure. Please present the Rule 481(b)(1) representation on the *outside* cover page as required per Item 1(a)(vii). Likewise, please show the names of the portfolio companies on the outside cover page per Item 1(a)(viii).

2. Underlying Funds Offered (p. 3). Please identify which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

3. Table of Contents (pp. 4-5). Per Rule 481(c), the Table of Contents "must show the page number of the various sections or subdivisions of the prospectus." Please revise accordingly.

4. Glossary (pp. 6-7).
a. Accumulated Value. The definitions of accumulated value, DCA Plus accumulated value, Fixed Account accumulated value, and Separate Account division accumulated value are all circular. Please define the primary term independently.
b. Transfer. Please clarify what you mean by "simultaneous transfers." The term "simultaneous" sounds like a single transfer is a one-to-one swap of underlying funds. Does it mean transfers among several funds on the same day would be counted as multiple transfers?
c. Unit/Unit Value. The distinction between unit and unit value is not very clear. As written, "unit" sounds like a division's value (instead of the increments used to describe a division's value). Please revise as appropriate.

5. Fee Table Presentation: Generally (pp. 8-11).
a. Consistent Terminology. Maximum charges are referred to as "guaranteed maximum" in the transaction fee table and just "maximum" everywhere else. Based on the context (and the fact that the maximum figure for State Premium Taxes is called "guaranteed maximum"), the word

"guaranteed" is confusing and obscures the understanding of the maximum charge. Please do not use it in any of the fee tables. See Form N-4, Item 3, Instruction 5.

b. *Consistent Format/Presentation.* If you wish to show current charges in addition to the required maximum charge, the presentation should be consistent for all fee tables. Each fee should have its own line item showing the maximum charge first and then the current charge. Per Instruction 5 of Item 3, Form N-4 states that current charges can not obscure or impede the understanding of the maximum charge. Please find an alternate format that will permit consistent presentation of maximum and current charges throughout. Consider, for example, presenting maximum charges in bold in one column and showing current charges in regular typeface in an adjacent column. Alternatively, for those line items that have a lower current charge, you may indicate it in a footnote to the table.

6. *Transaction Fee Table (p. 8).*
a. *Sales Charge.* Please do not include a line item for sales charges if no charges are or will be assessed. See Instruction 3 to Item 3.

b. *State Premium Taxes.* The state premium tax charge presentation is confusing. If the charge depends on what each state assesses, is the reference to "guaranteed" maximum accurate? Is 3.5% the maximum premium tax charge Registrant would pass on to contractowners?

7. *Periodic Expenses Table Separate Account Charges. (p. 9).* Please present a single line item for each charge. See Comment 5(b), above.

8. *Optional Rider Charges (pp. 9, 11).*
a. *Premium Payment Credit Rider Charge.* The meaning of "plus a reduction" is not apparent. Please clarify.

b. *Percentages.* The rider charges are presented as a percentage without identifying the base number to which the percentage refers. Please clarify (*e.g.*, 0.30% of what value?).

c. *Quarterly Charges.* The annualized figures presented for some of the charges (*e.g.,* GMWB 2-SL Rider and GMWB 2 SL/JL Rider) do not identify the base value to which the percentage applies. The table should state that the charge is a percentage of the base number (account value, investment back withdrawal benefit base, etc.). Also, please revise the corresponding footnote disclosure to make clear whether the quarterly deduction is based on the average value for the base number over the quarter, or the actual base charge value on the last day of the quarter instead. If correct, the revised footnote should indicate that the maximum charge is the sum of the 4 quarterly charges and could be higher than a charge based on the average annual base value. The corresponding Item 6 disclosure should explain this as well.

d. *Enhanced Death Benefit Rider - Footnote 6.* In footnote 6, please cross-reference the appropriate Appendix section where the calculations are illustrated (Appendix F, p. 150). Please make similar revisions to the footnotes for other riders that include calculations in the appendices.

e. *Riders No Longer Offered.* Please move the charge presentation for riders you are no longer selling so the presentation of available riders is clear and not obscured. The charges for the old, unavailable riders should appear at the end of the Optional Riders section or in a footnote.

9. *Portfolio Expenses (p. 10).* Please confirm that the portfolio expense ranges do not reflect fee waivers or amend accordingly. [1] Also, please disclose whether the fees in the table reflect the expenses of the underlying funds for funds subject to a fund of funds structure. Finally, confirm that the figures presented comply with Instruction 17(a) to Item 3 of Form N-4.

10. *Expense Examples (p. 12).* Please clarify that the examples do not reflect premium taxes. Also, confirm that the expense example figures reflect (a) the highest total operating expenses charged by the currently available portfolio companies for the year ended December 31, 2009; (b) contractual fee waivers only for the duration of the contractual period, and (c) no additional charges attributable to the credit provided by the Premium Payment Credit Rider (*e.g.*, if the credit was $100, the charges are not based on an investment of $10,100.).

11. *Summary: Investment Limitations (p. 13).* Please add a bullet point indicating that certain riders may impose limitations on the investment options available to the contractowner.

12. *Summary: Transfers (p. 13).* Please use boldface type or some other means of drawing attention to the statement immediately below the bullet points which reads, "[d]uring the annuitization period, transfers are not permitted (no transfers once payments have begun)."

13. *Summary: Examination Offer Period (free look) (p. 14).* Please clarify the parenthetical in the first bullet point. Specifically, clarify that the underlying fund fees and charges are already factored into the Separate Account division accumulated value. As written, it could give the impression that the fund fees and expenses are deducted from the total accumulated value before that value is returned. Clear disclosure would explain that those charges are factored into the initial calculation of total accumulated value.

14. *Deletion or Substitution of Separate Account Divisions (pp. 16, 18, 67).* Per the requirements of Item 7(c) and the related instruction, the description of separate account changes and changes described under "Rights Reserved by the Company" on page 67 should state who must approve these changes and who must receive notice. See Item 7(c)(ii) and (iii). Please do so. In addition, please confirm to the staff, that the prospectus describes *all* material changes registrant reserves the right to make, not just "examples" of such changes as the language on page 67 could suggest. See Instruction to Item 7(c).

15. *The Contract (p. 16).* Please revise the 3rd paragraph to remove any implication that an investor may not rely upon the prospectus as a document that describes all the material rights and features of the policy.

16. *Premium Payments (p. 17).* Please explain the procedure for obtaining prior approval to make premium payments in excess of $2 million or add a cross-reference to the prospectus page on which that procedure is described.

17. *Premium Payment Credit (p. 17).* Please delete the phrase "[s]ubject to availability" or, in the cross-referenced section, add additional disclosure describing the limitation(s) to which it refers.

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[1] We note that in the 497 filing dated 6/11/09 (accession #0000898745-09-000300), the Van Eck Worldwide Hard Assets Fund - S Class gross Total Operating Expenses were 3.01%.

18. *Principal Variable Annuity Exchange Offers* (p. 18).

a. Principal Variable Annuity Exchange Offers. In a response letter filed on EDGAR, please clarify whether "Principal Variable Annuity Contract" refers to any contract issued by Principal that meets the eligibility conditions or to a specific contract. If multiple contracts, please confirm that the chart in Appendix A is accurate for each contract.

b. Exchange Credit. In your response, please describe more clearly the existing contractowners to whom this exchange credit applies. Has Registrant provided separate notice/offer of exchange to a specific group of fixed deferred annuity owners? Where are the procedures for the exchange described? In your letter, please explain whether Registrant intends to file 485A amendments to this prospectus in the event this exchange offer is discontinued. Does Registrant intend to file 485A amendments if it exercises the right to change or discontinue the exchange credit as described in the disclosure? Finally, your response should specifically identify the exemptive application number and corresponding exemptive order covering the recapture of this exchange credit or explain why such an order is not required.

19. *Right to Examine (free look)* (p. 19).

a. Amount Returned & State Law. The following language is confusing and repeated several times, "[d]epending on the state in which the Contract was issued, we will return any applicable fees and charges." State law may govern the terms of a variable contract only to the extent that the state requirements do not conflict with the federal securities laws. We note that a security must be redeemable at surrender value which may exceed premiums paid if the value of the selected investment options increases due to positive market performance during the free-look period. Please revise the description of the amount to be returned so it is clear that Registrant will *always* return at least the surrender value of the policy, regardless of state law.

b. Money Market Fund. Please clarify that if the Registrant allocates initial premiums to a money market account during the free look period and the free look is exercised, contractowners must receive the greater of their purchase payments (premiums) or the contract value without surrender charges. <u>See</u>, *e.g.*, State Farm Life Insurance Company, No-Action Letter, 1997 SEC No-Act. LEXIS 959 (October 24, 1997). Also, please disclose the specific circumstances in which Registrant would exercise its right to allocate funds to the money market fund until the free look period expires.

c. Premium Payment Credit Recapture. Please clarify the factual circumstances in which the amount refunded would be less than the initial premium payment (*i.e.*, if the market value in the investment options has dropped).

d. Exchange Credit. Page 18 indicates that any 1% exchange credit would also be recaptured during the free look period, but there is no parallel reference here. Please reconcile.

20. *Unscheduled Transfers* (p. 21).

a. Transferred Value. Please revise the second bullet point to make clear that the transfer is valued at the accumulation value next determined after the transfer request has been received. The current language is imprecise[2] and could be interpreted to mean that the transfer receives the AUVs existing at the time the transfer is received (instead of the ones next calculated). Please make corresponding

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[2] The current language reads, "as of the end of the valuation period in which we receive your request."

revisions throughout the prospectus wherever similar language is used (*e.g.*, under "Surrenders" on p. 24: sentence 2 of the 1st full paragraph and 2nd bullet point under "Total Surrender").

b.   *Limitations on Unscheduled Transfers.*   The 2nd bullet point states that imposing a transfer fee is one method Registrant may use to curb market timing. If assessed, the charge reserved for in the fee table would apply to "each unscheduled transfer after the first unscheduled transfer in a contract year." Given that it would apply after a single unscheduled transfer in a year, it does not appear to be the fee described in the market-timing disclosure. Is the market timing disclosure contemplating a different transfer fee from the one in the fee table? If so, please include it in the fee table (with a fee name indicating it as a market timing charge) and describe it in the charge narrative. If it is not a different charge, please revise the disclosure to make this clear (*i.e.*, narrative charge description on p. 32 & market timing bullet point on p. 21).

21. The Annuitization Period (p. 27).
a.   *Annuitization Date.*   Per the requirements of Item 8(b), the earliest and latest annuity commencement dates must be disclosed in the prospectus. Please supplement the reference to the contract data pages to meet this requirement.

b.   *Partial Annuitization.*   Please place the first paragraph under this heading in boldface type or use some other method to draw attention to the disclosure describing who can not partially annuitize. In addition, consider adding qualifying language to the partial annuitization references in the 2nd to last paragraph on page 28.[3]

22. Annuity Payment Options (pp. 28-29).
a.   *Calculation of Annuity Benefit Payments.*   Either here or in the SAI, please explain in greater detail the method of determining the amount of annuity payments. See Instruction 2 to Item 8. See also Item 22. Specifically, clarify the italicized language in the following statement on page 28: "Annuity benefit payments are determined in accordance with annuity tables *and other provisions contained in the Contract*." (emphasis added.) Note that all material provisions of the contract must be described in the prospectus.

b.   *Fixed Period Certain Payout Options.*   For non-life-contingent payment options based on a term certain, please explain to the Staff how these options are redeemable. The disclosure states that "there is no right to take any total or partial surrenders after the annuitization date." This statement appears to apply without regard to the payout option selected.

c.   *Supplementary* Contract. For annuity payment options that involve issuance of a supplemental annuity contract, please identify for the Staff the exemptive order permitting such exchange or represent that the exchange is permissible under Rule 11a-2 of the under the Investment Company Act of 1940.

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[3] This comment refers to the Annuity Benefit Payment Options section's 3-sentence paragraph describing how to select a payout option. Specifically, the Staff is focused on the last 2 sentences which read:
   "Your selection of an annuity benefit payment option for a partial annuitization must be in writing and may not be changed after payments begin. Your selection of an annuity benefit payment option for any portion not previously annuitized may be changed by written request prior to the annuitization date."

23. Charges and Deductions: Generally (pp. 30-34). Per Item 6(a), please state the purpose of the transaction fees. If the insurance company may realize a profit from this charge or any other charges under the contract, please disclose this also.

24. Charges for Rider Benefits: Generally (p. 33). In your response letter, please describe the "detailed information concerning the optional riders" that is not contained in the prospectus.

25. GMWB 2-SL/JL Rider -- Investment Protector Plus 2: Charge Description (p. 33). Please add disclosure explicitly describing the value upon which the charge is based (called the "average quarterly Investment Back withdrawal benefit base") and how it is calculated. Either the description should appear in the charge narrative or the charge section should include a cross reference to the wherever the term is explained. If the description is indicated via cross-reference, the reference must be specific enough for a reader to find the same term quickly and understand it easily.

Currently, there is no description of the "average quarterly Investment Back withdrawal benefit base" anywhere in the prospectus. The related rider's "Withdrawal Benefit Base" section does not explain what the relationship between that value (the Withdrawal Benefit Base) and the fee base actually is. The narrative does not connect these concepts adequately. For example, the Withdrawal Benefit Base section (p. 42) defines "the initial withdrawal base" for the rider's two withdrawal methods, the "For Life Withdrawal Option" and the "Investment Back Withdrawal Option." It then describes how that value gets recalculated each contract anniversary. However, nothing connects the annual Withdrawal Benefit Base value to the amount that the rider fee is based on (the "*average quarterly Investment Back* withdrawal benefit base"). Please revise the disclosure so it describes how the average quarterly Investment Back withdrawal benefit base is determined based on the annual anniversary calculation of the Withdrawal Benefit Base. Also explain what makes it the "Investment Back" calculation instead of the "For Life" calculation. Finally, explain how 0.95% of the average quarterly value could differ from the sum of 4 quarterly deductions of 0.2375% of the quarterly value. See p. 33, final sentence.

26. GMWB 2-SL/JL Rider Restrictions/Limitations (p. 39).
a.   Generally. This section does not adequately convey the impact of the investment restrictions and limited investment options required as a condition of participating in the rider. Please move the summary of this information from page 93 to the rider's investment limitation section in the prospectus narrative (at or around page 39). You may leave pages 94 to 97 of Appendix B as is (*i.e.*, the list of permitted funds, models and related explanatory disclosure).

b.   Objective of Investment Restrictions. Please explain the purpose of the investment restrictions more directly. If the investment restrictions are intended to minimize the risk that the insurance company will have to pay withdrawal benefits because market risk reduced the contract value to zero, please say this in plain English. (Currently, the relevant sentence reads "[t]he GMWB investment options reflect a balanced investment objective that is intended to support the rider guarantees.") Also, please make corresponding changes to the parallel disclosure under the "GMWB Investment Options" header on page 41 and in Appendix B - GMWB Investment Options.

c.   Right to Modify Permitted Options. The 2nd to last paragraph under this header reserves Registrant's right to change the permitted investment options under the rider without any additional explanation. Given that a contractowner cannot terminate the rider for at least 5 years, please add basic cautionary language about the impact of this right, the general circumstances in which it would be exercised, and the types of changes Principal may make. Per Comment 26(a), above, consider revising and moving the relevant disclosure on page 93 to address this concern. In addition, please make corresponding changes to the statement reserving the same right under the "GMWB Investment Options" header on page 41 or provide a cross-reference to the more specific disclosure.

27. *Withdrawal Options (p. 41).*
a.   For Life Withdrawal Option. For accuracy, please insert the words "each year" between "eligible," and "you."

b.   Investment Back Withdrawal Option. Please clarify whether a contractowner can take a withdrawal prior to age 59½ (or before the oldest owner or annuitant is 59½) under this investment option. If so, does the pre-age 59½ withdrawal mean that the contractowner can no longer select the For Life Withdrawal Option in the future if the contract value reaches zero? Please clarify.

28. *Withdrawal Benefit Base (pp. 41-42).*
a.   Rider Charge Calculation. If the Withdrawal Benefit Base figure(s) must be recalculated each quarter for the purpose of deducting the charge for the rider, please add a statement or bullet point to that effect and describe the calculation of the rider charge basis (*i.e.*, the "average quarterly Investment Back withdrawal benefit base"). <u>See</u> Comment 25, above.

b.   For Life Benefit Base Calculation. If a contractowner takes a withdrawal prior to their eligible age under the For Life Withdrawal Option, has the contractowner given up the opportunity to elect the For Life option in the future? If this is so and the For Life Benefit Base is no longer calculated annually, please clarify this. Where appropriate, make corresponding changes to the procedural disclosure describing any other "For Life" benefits Registrant stops calculating as well (*e.g.*, For Life remaining withdrawal benefit base?). If not, explain the effect of such a withdrawal on future For Life Benefit Base calculations.

29. *Remaining Withdrawal Benefit Base (p. 42).* Why are the 3 bullet points that describe the remaining withdrawal benefit base calculation under this heading (right above "Withdrawal Benefit Payments" heading on p. 42) different from the 2 bullet points at the top of p. 42 (the annual contract anniversary calculation of the withdrawal benefit base)? Is there a difference between the remaining withdrawal benefit base calculation and the annual contract anniversary benefit base calculation? Please revise or explain.

30. *Withdrawal Benefit Payments: General Intro (p. 42).* In the 2nd paragraph under this heading, please clarify that the For Life withdrawal benefit percentage varies based on the oldest contract owner's age the day the first For Life withdrawal is taken.

31. *"Joint Life" For Life Withdrawal Benefit Payments (p. 43).* Please identify the criteria for an "eligible covered life" more clearly. Currently, it is hard to tell whether the covered life needed to meet certain criteria at the time the rider was issued or when the covered life is designated. For example, is a spouse "eligible" for "Joint Life" if she could not make a spousal election under the federal tax laws when the rider was issued, but she can on the date she is designated as a covered life

under the rider? Another example is the timing description in the second "NOTE" on page 43.
Please rewrite it in plain English.[4]

32. Calculating the For Life Withdrawal Benefit Payment: Joint Life Chart (p. 44). The age
described in the 1st column of the joint life chart is not clear. Is it the age of the younger spouse:
(a) at the time of the 1st "For Life" rider withdrawal (*i.e.*, the 1st rider withdrawal after the oldest
     owner/annuitant has already turned 59½), or
(b) at the time of the 1st "Investment Back" rider withdrawal (which could be before either of them
     have turned 59½)?
Please clarify.

33. Covered Life Change (pp. 44-45).
a.   Joint to Single Life. If Paragraph 4(c) on page 45 means that the withdrawal benefit percentage
does not change but the payments are treated as "Single Life" payments, please state this directly. If
there are additional tax implications related to this "Joint Life" to "Single Life" type of conversion,
indicate this as well.

b.   Spousal Continuation. Please clarify the impact of adding a primary beneficiary to the contract
but not as a covered life for the rider. Does this mean that the newly added spouse can continue the
contract when the other spouse dies, but the rider terminates?

34. Effect of Withdrawals (p. 45).
a.   Bonus. In the first paragraph under this heading, please summarize the bonus feature or add a
cross-reference to the section describing the bonus (*i.e.*, pp. 47-48).

b.   Effect on Withdrawal Benefit Base. The 3rd and 4th paragraphs seem to say contradictory things
about when the withdrawal benefit base is affected by a withdrawal. For an excess withdrawal, is the
remaining withdrawal benefit base immediately reduced or does it stay the same until the next
contract anniversary? Please reconcile.

35. Excess Withdrawals (p. 46).
a.   Missing Concept. Please expand the concepts described in the 2nd paragraph under this heading
to address the relationship between the two withdrawal options. Can a withdrawal be an excess
withdrawal for the purpose of the For Life option but not the Investment Back option (or vice versa)?
If so, how does that affect the contractowner's future rider benefits and/or choices under each
withdrawal option?

b.   Effect on Withdrawal Benefit Base/Remaining Withdrawal Benefit Base. Please clarify the
practical effect of the difference between these two calculations.

c.   Note. Please explain the first note in greater detail. Specifically, does this mean that early
withdrawals are treated as excess withdrawals under the Investment Back withdrawal option as well?
If so, please state this prominently in the summary of the Investment Back Withdrawal Option on
page 41. If correct, also add cautionary disclosure explaining the circumstances in which early
withdrawals could be inconsistent with the purpose of Investment Back withdrawal option (*i.e.*, "to

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[4] This comment refers to the following language: "[a]t the time a covered life is designated, that covered
life must satisfy this rider's issue age requirements on the date the covered life is designated."

allow a more rapid recovery of your premium payment"). See "Investment Back Withdrawal Option," p. 41.

36. RMD Program: Modification or Elimination (p. 47). Please clarify whether the section describing treatment of withdrawals after the effective date of the program's modification or elimination just applies to unscheduled withdrawals or to both scheduled *and* unscheduled withdrawals. If it applies to both, describe the procedure a contractowner can follow to avoid a penalty for any scheduled withdrawals remaining that year. Alternatively, if a contractowner can not avoid a penalty in this situation, please state this explicitly.

37. Effect of Reaching the Maximum Annuitization Date Under the Rider (p. 49). Please add a plain English, practical summary of how rider withdrawals taken before the maximum annuitization date can affect the value of GMWB rider payments as a payout option in lieu of annuitization.

38. Effect of the Contract Accumulated Value Reaching Zero Under the Rider (pp. 49-50). Please explain more clearly when this provision applies. Specifically, expand the parenthetical references in the first two bullet points. The disclosure should make clear how a contractowner's prior withdrawals are related to his/her eligibility for payments under the rider if the contract accumulated value reaches zero. Also, the Staff notes that the 1st parenthetical refers to the "remaining withdrawal benefit base" while the For Life parenthetical does not include the word "remaining." Revise or explain.

39. GMWB 2 SL/JL Death Provisions (pp. 51-56).
a.   Chart #1. In the last row of the 1st chart, the description of the spouse's rights seems to contradict the statement on page 43 which reads, "'Joint Life' for Life withdrawal benefit payments will continue until the earlier of the date of the death of the last covered life or the date the 'For Life' withdrawal benefit base reduces to zero." Please reconcile or explain.

b.   Chart #3. The description of payments to beneficiaries (last column, row 1) also seems inconsistent with earlier disclosure, specifically, the last sentence on page 42. The chart states that, upon the sole owner's death, the contract and rider benefits terminate, but the beneficiary still has a right to "receive the Investment Back remaining withdrawal benefit base as a series of payments" in lieu of the death benefit under the contract. However, the language on page 42 suggests that the right to withdrawal benefit payments terminates upon the owner's death. [5] Please reconcile or revise. This comment also applies to the 4th row of Chart #3 (p. 54, top row, 3rd column).

40. Termination & Reinstatement of the Rider (p. 57). Please clarify the 5th bullet point. If the contract has not been in effect for 5 years when one spouse dies, can the surviving spouse elect to continue the contract without the rider? If so, please note this exception here or in the Spousal Continuation section immediately following.

41. Delay of Payments (p. 65). To clarify when the 7-day period begins, please add "following the expiration of a permitted delay" to the end of the following sentence: "[t]he transaction will be completed within seven business days."

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[5] The relevant sentence on page 42 reads, "'Single Life' or 'Joint Life' For Life withdrawal benefit payments may be taken until the earlier of the date of the death of the first owner to die (first annuitant, if applicable) or the date the For Life withdrawal base reduces to zero."

42. Contract Termination (p. 66, 73). Please explain how Registrant's right to terminate the Contract based on low accumulated value applies when a contractowner has purchased a GMWB rider that provides benefits if the contract's accumulated value reaches zero. Also, please cross-reference this disclosure in the 2nd bullet point of the Reservation of Rights section on page 73 or make corresponding changes there as well.

43. Performance Calculation (pp. 68-69, SAI p. 4). Please confirm that in all cases where non-standardized performance reflects the impact of the bonus or credit, that performance also will reflect the impact of the contingent deferred sales charge.

44. Appendix B - GMWB Investment Options (pp. 93-97).
a. Table Format. Please revise the format of the tables showing the breakdown of the various Self-Build Models on pages 95 through 97. Specifically, please add headers to each chart as appropriate and avoid breaking charts to the extent possible.

b. GMWB Select Models. If correct, please clarify that these models are not available for contracts purchased after the 11/21/08 availability date. If this is not correct, identify the contracts for which this disclosure is relevant.

45. Appendix C - GMWB 2-SL/JL Examples (pp. 98-106).
a. Example 3 (p. 99). The parenthetical in the second bullet point is puzzling. Why would a bonus credit be applied for the year a contractowner took a withdrawal? Please revise or explain.

b. Additional Example. Please provide at least one example showing how the Benefit Payment Percentage for both Investment Back and For Life options is calculated when the first withdrawal occurs before the oldest owner is 59½.

46. Appendices D & E (pp. 107-149). To the extent the GMWB 2-SL/JL Rider comments above also apply to the rider disclosure in Appendices D and E, please revise the corresponding disclosure here as well.

47. Appendix F - Enhanced Death Benefit Rider (pp. 150-155). Where appropriate, please revise the charge description per staff comments on parallel charge disclosure in the body of the prospectus.

48. Part C: Item 24(b)(8). The footnote for multiple participation agreements says "To be filed by amendment." We note this footnote is associated with participation agreements dating back to 2002 as well as several participation agreements with 2009 dates. Please explain to the Staff why these agreements have not been included in any of the amendments filed in the past six months.

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Please respond to the comments above with a new post-effective amendment and in a letter filed as EDGAR correspondence associated with the same. The letter should include an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have provided comments on this post-effective amendment, we reserve the right to comment further in light of your responses. If you have any questions, you may call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products